Hollysys Automation Technologies Announces the First International Win of Its
Proprietary SCADA System for HK$ 65.6 Million

Beijing, China – November 14, 2011 – Hollysys Automation Technologies, Ltd.  (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced that it has won the competitive bid to supply Main Control System (MCS) to Hong Kong MTR Corporation Ltd. for Hong Kong Section of the Guangzhou-Shenzhen-Hong Kong Express Rail Link (XRL) valued at approximately HK $ 65.6 million.

Pursuant to the work scope of the bidding documents, Hollysys will provide the turn-key MCS solution and services based on its proprietary SCADA software platform encompassing design, manufacture, supply, installation, commissioning, setting to work, performance demonstration, and maintenance, for the Hong Kong section of the XRL connecting the West Kowloon Terminal and Mai Po Terminal on the border with Mainland China with 26 km in length. MCS is an integrated supervision and control system for urban rail transit enabling unified management and control of segregated sub-systems from different technology platforms.

Dr. Changli Wang, CEO and Chairman of Hollysys, commented: “We are very excited of winning the first international bid of our proprietary SCADA system with MTR Corporation Ltd. against four other multinational companies, which is strong validation of our proprietary technology and implementation capabilities. Hollysys have accumulated significant track record, technology, and know-how, which we feel ready to bring it to international arena of rail and industrial automation segments. We are confident that our rail business across both signaling and SCADA product lines will be driven by dual engines of Chinese and international market growth, which will further create value for our shareholders.”

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Nov 14, 2011

About the Hong Kong Section of XRL

The Guangzhou-Shenzhen-Hong Kong Express Rail Link (XRL), also known as Guangshengang XRL, is an express railway connects Kowloon, Hong Kong and Guangzhou through Shenzhen at designed traveling speed of 300km/h. The Hong Kong Section of the Guangzhou-Shenzhen-Hong Kong Express Rail Link (XRL) is a committed cross boundary transport infrastructure project scheduled for completion in 2015, connecting West Kowloon Terminal with Mai Po Terminal at the border to China with approximate 26 km in length. After crossing the boundary, the Mainland section of the XRL runs north for a further 116 km to Guangzhou, with new stations at Futian, Shenzhen North Station, Gongming, Dongchung, Humen and Guangzhou South Station. The Express Rail Link will connect with the 16,000-km National High-speed Railway Network and will enhance Hong Kong's role as the southern gateway to the Mainland.

About Hong Kong MTR Corporation Limited.

The MTR Corporation Limited (MRL) is a listed company on Stock Exchange of Hong Kong (SEHK: 0066) and included in the Hang Seng Index. The company is a major public transit builder and operator as well as a major property developer and landlord in Hong Kong, it also has extensive railway business outside Hong Kong. Established in 1975, has approximately 20,700 employees globally. The company owns and runs the Hong Kong MTR metro system and also invests in railways in different parts in the world, includes operating rapid-transit systems in London, Stockholm, Beijing, Shenzhen, and Melbourne. The Company is also engaged in other businesses associated with the railway including advertising, kiosk and shop rentals and provision of telecommunication services. In conjunction with the railway business, the Company engages in the development and sales of residential and commercial properties above and adjacent to its stations and depots in partnership with property developers.

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 40 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 2000 customers in the industrial, railway, subway & nuclear industries in China, south-east Asia, and the middle east. Its proprietary technologies are applied in its industrial automation solution suite including Distributed Control System (DCS), Programmable Logic Controller (PLC), RMIS, HAMS, OTS, and other products, high-speed railway signaling system of Train Control Center(TCC) and Automatic Train Protection (ATP), and other products, subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

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SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
+8610-58981326
investors@hollysys.com